Exhibit 99.1

For Immediate Release

NORSAT ENTERS INTO DEFINITIVE AGREEMENT
WITH HYTERA COMMUNICATIONS CO., LTD.
TO BE ACQUIRED FOR $10.25 USD PER SHARE

All-cash offer price represents premium of 62% over unaffected trading price of the shares on September 16, 2016 (the date before which a shareholder of Norsat publicly expressed an interest in acquiring control of Norsat), and 66% over the 20-day volume weighted average price (“VWAP”) ending on September 16, 2016.

Transaction has unanimous support of Norsat’s Independent Directors.

Vancouver, British Columbia – March 27, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that it has entered into an arrangement agreement (the “Arrangement Agreement”) with Hytera Project Corp. (“Hytera”) a subsidiary of Hytera Communications Co., Ltd. pursuant to which Hytera will acquire all the issued and outstanding shares of Norsat for $10.25 in United States dollars (“USD”) in cash per share, pursuant to a court-approved plan of arrangement (the “Arrangement”). All unexercised options and restricted share units will also be acquired under the Arrangement. The proposed transaction values Norsat at an equity value of approximately $62 million USD.

As previously disclosed by Norsat on March 17, 2017, Privet Fund Management LLP (“Privet”) submitted a non-binding letter of interest to acquire the Company for cash consideration of $10.25 USD per share subject to due diligence, financing, the completion of a definitive agreement and other conditions. At that time, Norsat and Hytera were in exclusivity with respect to a possible transaction. Based on Hytera’s offer of the same cash consideration as indicated in Privet’s non-binding letter of interest, with no further due diligence, no financing conditions and the synergies between Norsat and Hytera including but not limited to a greater global sales presence, access to additional markets and research and development collaboration, the Independent Directors of Norsat’s Board of Directors (the “Board”) decided to proceed with the Arrangement Agreement.

“After discussions with multiple parties and a comprehensive review of several indications of interest with respect to a strategic transaction, we are very pleased to have reached an agreement with Hytera. We believe this all-cash transaction offers Norsat shareholders immediate liquidity and certainty of value. We thank our shareholders for their patience and support during the strategic review, a process that has ultimately surfaced significant value for all Norsat shareholders,” said Fabio Doninelli, Director and Chairman of the Board.

Cash Consideration and Attractive Premium – Under the Arrangement, shareholders of Norsat will receive $10.25 USD per Norsat share in cash, offering immediate liquidity and certainty of consideration. The cash consideration per share represents a premium of 62% over the unaffected trading price of the shares on the Toronto Stock Exchange, on September 16, 2016, the last trading day prior to the announcement on September 19, 2016 by Privet, a shareholder of Norsat of its interest in acquiring Norsat. The Arrangement also represents a premium of 66% over the 20-day VWAP on the Toronto Stock Exchange ending on September 16, 2016.

Independent Directors Support and Approval –The Independent Directors have unanimously determined that the Arrangement is in the best interests of Norsat and its shareholders. The Board has received opinions from its financial advisor, Raymond James Ltd., and from KPMG LLP, an independent advisor, that as of March 24, 2017 and subject to the assumptions, limitations and qualifications set forth herein, the consideration to be received by shareholders of Norsat pursuant to the Arrangement Agreement is fair, from a financial point of view, to shareholders of Norsat (the “Fairness Opinions”).

Details of the Arrangement and Required Approvals – The Arrangement will be subject to a number of customary conditions, including the approval of Norsat shareholders and certain regulatory approvals including under the Investment Canada Act.

The Arrangement will be considered by shareholders at an upcoming special meeting and will require the approval of at least 66 2/3% of the votes cast by shareholders at the meeting. If approved by shareholders, and subject to the receipt of all required regulatory approvals, the transaction is expected to close in the second quarter of 2017. Shareholders are encouraged to review the detailed information to be contained in the management information circular that is expected to be mailed to shareholders in the coming weeks. The management information circular, a copy of the arrangement agreement, the plan of arrangement, and related documents will be filed with Canadian and United States securities regulators and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Arrangement Agreement provides for, among other things, customary non-solicitation provisions, with “fiduciary out” provisions that allow Norsat to terminate the Arrangement Agreement to accept an unsolicited superior proposal in certain circumstances, subject to payment of a termination fee of $2.0 million USD and subject to the right of Hytera to match the superior proposal in question.

The transaction is not subject to obtaining financing commitments.

Advisors
Raymond James Ltd. is acting as financial advisor to Norsat. Raymond James Ltd. and KPMG LLP, an independent advisor, provided Fairness Opinions to the Board in connection with the transaction. McMillan LLP is acting as Norsat’s legal advisor. Bayfield Strategy, Inc. has been retained as Norsat’s strategic communications advisor.

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposed acquisition by Hytera, the potential benefits that could arise due to the transaction, the expected closing date of the transaction, Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Shareholder contact:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
info@evolutionproxy.com